

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 30, 2009

Ms. Cindy Swank
Chief Executive Officer
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, WA 99202

> **Re:** **APD Antiquities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 0-50738**

Dear Ms. Swank:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Accounting Branch Chief